ORLEN

GK/AS/518/2007

07024612

SEC file: 82-5036

Płock, 4 June 2007

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 26/2007 to 34/2007;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully, Polski Koncern Naftowy SA

M Krzemińska

Magdalena Krzemińska
Investor Relations Department

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

6/20

Polski Koncern Naftowy ORLEN Spółka Akcyjna z siedzibą w Płocku
09-411 Płock, ul. Chemików 7, tel: (+48 24) 365 00 00, fax: (+48 24) 365 28 41, www.orlen.pl
wpisana do Krajowego Rejestru Sądowego prowadzonego przez Sąd Rejonowy XIV Wydział Gospodarczy w Warszawie pod numerem: 0000028860
NIP: 774-00-01-454, kapitał zakładowy / kapitał wpłacony: 534.636.326,25 zł.

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of shares
Released	18:17 17-May-07
Number	8314W

Regulatory announcement no 26/2007 dated 17 May 2007
Rafineria Nafty Jedlicze has sold its shares in Ran-Petromex

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 17 May 2007 PKN ORLEN's subsidiary - Rafineria Nafty Jedlicze Spolka Akcyjna ("Rafineria Nafty Jedlicze") headquartered in Jedlicze (Poland) has sold all its owned shares in Ran-Petromex Sp. z o.o. a limited liability company ("Ran-Petromex") headquartered in Opole (Poland) i.e. 510 shares, with a par value PLN 50 per share, for a total price of PLN 100. The sold shares represent 51% of the initial capital of Ran-Petromex and 51% of the votes at the General Meeting of shareholders of Ran-Petromex. The book value of the sold shares in the Rafineria Nafty Jedlicze books amounted to PLN 0, as of 16 May 2007.

The Ran-Petromex shares were sold to a physical person, Mr. Andrzej Kisielewski, who, until now, was a co-owner of Ran-Petromex. Ran-Petromex's main business activity was gathering processed oil but, since 2002, the activity of Ran-Petromex has been stopped.
Ran-Petromex does not have sufficient financial resources to start the company liquidation process.

The main business activities of Rafineria Nafty Jedlicze are the regeneration and purchase of processed oils as well as the production and sale of heating oils.

PKN ORLEN owns 75% of the initial capital of Rafineria Nafty Jedlicze and the same number of votes at the General Meeting of Rafineria Nafty Jedlicze.

The Supervisory Board of Rafineria Nafty Jedlicze consists of nine members, six of whom are PKN ORLEN employees, one is a Paramo a.s. (a member of the PKN ORLEN Capital Group) employee and one is a Rafineria Nafty Jedlicze employee.
The Management Board of Rafineria Nafty Jedlicze consists of two members, neither of whom are PKN ORLEN employees.
The Management Board of Ran-Petromex consists of one member, the President of the Management Board, who is neither a Rafineria Nafty Jedlicze nor a PKN ORLEN employee.

In accordance with paragraph 2 item 1 point 52 and item 5 "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the sold shares constitute "significant assets" due to the fact that they represent 51% of the share capital of Ran-Petromex.

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	SB Company evaluation
Released	18:03 24-May-07
Number	2187X

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 27/2007 dated 24 May 2007
Evaluation of the standing of PKN ORLEN, as presented by the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, in accordance with the rule no 18 of the code of "Good Practices in Public Companies 2005", adopted by the Warsaw Stock Exchange, announces an evaluation of the standing of PKN ORLEN, as presented by the PKN ORLEN Supervisory Board:
"In accordance with principle No. 18 of "Best practices in public companies 2005", the Supervisory Board of PKN ORLEN S.A. presents its evaluation of the Company's standing.

The year 2006 was in many respects a crucial year for PKN ORLEN S.A. The most significant event was certainly the successful take-over of the Lithuanian refinery Mazeikiu Nafta, which proved to be a somewhat turbulent process. Today, five months after the transaction was concluded, PKN ORLEN S.A. is an unquestioned leader of the refinery and petrochemical industry in the region. Only a year ago hardly any, except for the Company, believed the deal would be closed. The Company's Management Board deserves the credit, as they successfully brought the transaction to a conclusion.

At the same time the Company underwent various restructuring processes, the most important of which included the integration of the Czech holding company Unipetrol, which was taken over in 2005, the introduction of segment management at the beginning of 2006, and reorganization of the wholesale trade in Poland. Such processes are complex and long-term, and sometimes have severe social effects on the employees of companies within the Capital Group.

The macroeconomic environment was still favourable in 2006, although not by as much as in the previous year. The systematic fall in the US dollar rate, lower product margins and the fact that the positive effect of inventory revaluation, according to the weighted average of purchase price, almost entirely ceased to exist, are among the main factors that caused the consolidated gross profit to decrease by 1.6% compared to the previous year. Consolidated revenues increased by 28.4%, mainly due to the enlargement of the Capital Group. A particularly notable fact in this context is that the results for our retail activities were very good, though the Company for years has been systematically losing market share to foreign companies. It seems that this trend has finally been reversed.

Other items in the consolidated profit and loss account are not comparable because of one-off factors, mainly connected with the consolidation of Unipetrol Holding and then Mazeikiu Nafta. Consolidated net profit attributable to shareholders of the parent company in 2006 amounted to PLN 1.986 billion, which implies an 11.2% of return on equity (ROE). The Supervisory Board, taking into account the aforementioned factors, consider this result to be still very good.

Unfortunately, in 2006, the Company's share price decreased by 23.9%. This undoubtedly was mainly due to a worsening macroeconomic environment, as proved by the decrease in the share prices of similar companies. It seems that investor expectations were exaggerated just after Hurricane Katrina, as this temporarily inflated product margins to extremely high levels. Moreover, our shareholders have, to some extent, suffered the costs of the risks connected with the take-over of Mazeikiu Nafta, the most significant of which included the closure of the oil pipeline and the fire, because of which the refinery is still operating below its processing capacity. The Supervisory Board trusts that the experience gained in the integration of Unipetrol holding will bring similar long-term benefits in the case of Mazeikiu Nafta.

Significant changes in the composition of the Capital Group – as well as in the environment generally – have created the need to update the Company's strategy, which the Management Board is currently preparing. Although the debt level has increased, capital expenditure will remain high. The unique position of our Company in its local markets, with their high levels of economic growth, is creating huge potential for organic growth. The Company is continually improving the tools used to prepare and assess the cost-effectiveness of the planned investment projects, but invariably ensures strict application of the minimum required rate of

return. At the same time the Supervisory Board notes that there are some factors that should also be taken into account when forecasting future financial gains, namely changes in excise tax regulation (especially as regards biofuels) the increasing requirements concerning obligatory reserves and environmental protection (including CO2 emissions) and escalation of the costs of investment realization and labour costs generally.

The Supervisory Board's unchanging aspiration is that the Company should conduct its business activities with full respect for the law, accepted corporate governance principles, ethics in business, and social responsibility, and the Supervisory Board sees constant improvement in all of these fields.

To sum up, the Supervisory Board evaluates the Company's standing as good."

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Mr. Rozlucki will not reelect
Released	16:41 30-May-07
Number	4646X

Regulatory announcement no 28/2007 dated 30 May 2007

Mr. Wieslaw Rozlucki has decided not to stand for re-election to the Supervisory Board of PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, announces that it has today received a statement from Mr. Wieslaw Rozlucki, PKN ORLEN Supervisory Board Member, that he has decided not to stand for re-election to the Supervisory Board of PKN ORLEN for a further term of office.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.	
TIDM	POKD	
Headline	SB Candidates	
Released	18:21 30-May-07	
Number	4799X	

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 29/2006 dated 30 June 2007
Candidates for the PKN ORLEN Supervisory Board proposed by Commercial Union PTE BPH CU WBK and ING Nationale-Nederlanden Polska PTE

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, in accordance with rule no 19 of the code of "Best Practices in Public Companies 2005" adopted by the Warsaw Stock Exchange, informs that it has received from Commercial Union Powszechne Towarzystwo Emerytalne BPH CU WBK S.A. ("CU PTE BPH CU WBK") and ING Nationale-Nederlanden Polska Powszechne Towarzystwo Emerytalne S.A. ("ING NN PTE"), notice of their intention to propose candidates for the Supervisory Board of the Company at the Ordinary General Meeting of the Company scheduled for 31 May 2007 ("OGM").

CU PTE BPH CU WBK intends to propose at the OGM Mr. Raimondo Eggink for the position of independent member of the PKN ORLEN Supervisory Board. CU PTE BPH CU WBK, in its substantiation of its support for his candidacy mentioned, among other things, that: "Mr. Raimondo Eggink currently holds the position of independent member of the PKN ORLEN Supervisory Board. The terms of office of the members of the Supervisory Board terminate on 31 May 2007. According to the knowledge of Commercial Union Powszechne Towarzystwo Emerytalne BPH CU WBK SA, Mr. Eggink, in his term of office, has fulfilled correctly his supervision duties in the aforementioned position. Taking into account the candidate's experience as a member of the Company's Supervisory Board, knowledge of PKN ORLEN operations, as well as his other professional experience, including the position of Supervisory Board member in other public companies, Mr. Raimondo Eggink fulfills the criteria required of candidates for the position of PKN ORLEN Supervisory Board member."

ING NN PTE intends to propose at the OGM Mr. Andrzej Nartowski for the position of independent member of the PKN ORLEN Supervisory Board. ING NN PTE in its substantiation of its support of his candidacy mentioned, among other things, that: "Mr. Andrzej Nartowski is an unquestioned authority in Corporate Governance issues and has many years of experience in the co-management of the work of the Supervisory Boards of many companies. An additional positive factor is his graduation from the training course for candidates for the supervisory boards of State Treasury companies. His professional experience and professionalism allow us to state that he is a candidate who will contribute considerable value-added to PKN ORLEN, and who will correctly fulfill his duties as an independent member of the Supervisory Board."

ING NN PTE has also informed that that Mr. Andrzej Nartowski has agreed to be a candidate for the PKN ORLEN Supervisory Board, and has given a written statement that he fulfills the requirements for an independent member of the Supervisory Board and is committed to following the corporate governance rules of public companies.

Detailed information regarding the above mentioned notices, including the curriculum vitae of the candidates, is available on the PKN ORLEN website.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Corporate GovernanceStatement
Released	18:27 31-May-07
Number	5838X

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 30/2007 dated 31 May 2007

Updated corporate governance statement of PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, hereby announces the updated corporate governance statement implied by resolution no 44/1062/2004, dated December 15th, 2004, of the Warsaw Stock Exchange Supervisory Board ("corporate governance rules").

In the regulatory announcement no 43/2006 dated 28 June 2006 PKN ORLEN announced an updated annual statement regarding the Company's compliance with the corporate governance rules. This year PKN ORLEN declares, as it also did a year ago, the observance of all the corporate governance rules, except for rule no 20 regarding the independence of at least half of the members of the Supervisory Board. PKN ORLEN's Management Board recommended to the Company's General Meeting, held on 29 June 2005, acceptance of the principle of observing all corporate governance rules. Rule no 20 was the only one not approved by Shareholders at the Ordinary General Meeting.
Comparing this year's PKN ORLEN corporate governance statement to that published last year, a few comments referring to the particular corporate governance rules have been adjusted for the changes made in 2006 in the following corporate statements of PKN ORLEN: The Articles of Association, The Constitution of the General Meeting of Shareholders, The Constitution of the Supervisory Board, and The Constitution of the Management Board. In addition, the comment regarding rule no 19 has been completed with the information that the Company encourages its shareholders to present candidates for membership of the Supervisory Board before the General Meeting, and that such presentations are provided in the public domain.

See also: regulatory announcement no 43/2006 dated 28 June 2006.

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
GENERAL PRINCIPLES			
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*In accordance with §2 item 3 of the Constitution of the Management Board the Management Board's principal objective is to realize the Company's interests, which are understood as building the value of its assets entrusted by its shareholders, with due respect for the rights and interests of parties other than shareholders, who are also engaged in the performance of the Company, especially the Company's creditors and employees.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	Yes	*The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation, hence PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	Yes	*Members of the Company's bodies and the Company's employees exercise their rights and perform their obligations in good faith and with utmost care, within the limits set by law, their objective being to achieve the economic goals for which the Company was established. The Code of Ethics, drawn up by the employees, is obligatory in the Company. Neither the members of the Company's bodies nor the Company's employees engage in any actions which could result in a conflict of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may		*The Company's bodies and the persons chairing General Meetings act in accordance with their*

PKN ORLEN SA
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	decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*respective scopes of competence and in a manner defined in the applicable laws, and refrain from deciding on issues which should be submitted for resolution to courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition. In particular, the Company ensures that the auditing services and the advisory services it uses are provided by separate entities, and the expert auditor is selected by the Supervisory Board. In accordance with the Company's internal procedure, making the additional orders for the expert auditor requires the acceptance of the Supervisory Board Audit Committee. That internal procedure enumerates the types of services that can be additionally ordered to the expert auditor.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings of PKN ORLEN are held in the Company's registered offices in P³ock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.* *Courses of the General Meetings of PKN ORLEN and thematic conferences are broadcasted via internet, allowing the participation of all interested persons in the Company's events*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**Yes**	*According to §1 item 4 and item 5 of the Constitution of the General Meeting the Company confirms the approval of that rule.*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on*

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			the date requested by a shareholder.
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*In §1 item 6 of the Constitution of the General Meeting there are provisions which confirm the approval of the rule no 4. Should a necessity to cancel a General Meeting occur in the future and be justified by exceptional circumstances, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so. The appropriate provisions in that issue are included in §7 item 2 point c) of the Constitution of the General Meeting.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Constitution of the General Meeting. The Constitution of the General Meeting contain provisions concerning election of members of the Supervisory Board. §14a item 1 of the Constitution of the General Meeting says that upon a motion of shareholders representing at least one fifth of the equity, the Members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting). Additionally §14a determines in details the rules of electing the Supervisory Board Members in group voting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accordance with the Constitution of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the*

			Constitution of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Constitution of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Constitution of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*In accordance with §4 item 3 of the Constitution of the General Meeting the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board Member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordance with the Constitution of the General Meeting the Chairman may order a break, however such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in*

			nature.
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*In §12 item 1a of The Constitution of the General Meeting there are included appropriate provisions in this issue. At the same time §12 item 2 of the Constitution of the General Meeting says that proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and this include in particular:* *a) limitations, adjournment of discussion* *b) closure of discussion* *c) setting limits on speeches* *d) manner of running the Meeting* *e) ordering breaks during the Meeting* *f) order of covering points in the agenda* *g) order of passing proposals*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.	**Yes**	*In §7 item 9a of the Company's Articles of Association there are included provisions saying that the resolution regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with restriction that the shareholders present at the General Meeting who put a motion to include such an issue on the agenda, previously gave approval for its removing or decided not to consider that issue.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Constitution of the General Meeting as currently in force guarantee to its participants a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accordance with §10 item 7 of the Constitution of the General Meeting the text of the resolutions should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed*

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			issues, and to have those statements included in the minutes at their request.
BEST PRACTICES OF SUPERVISORY BOARDS			
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*In accordance with §2 item 5 of the Constitution of the Supervisory Board, intending to ensure the possibility of accurate evaluation of the Company by the shareholders, each year, the Supervisory Board submits to the General Meeting a concise evaluation of the Company's standing. The evaluation should be made available to the Company's shareholders within such a period of time which would allow them to become acquainted with it before the Ordinary General Meeting.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.* *The Company encourages its shareholders to present candidates for members of the Supervisory Board before the General Meetings and that presentations are provided to the public domain.*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company[1]; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the	**No**	*§8 item 5 of the Company's Articles of Association specifies detailed independence criteria for members of the Supervisory Board, that at least two members of the Supervisory Board have to comply with.* *Additionally in accordance with §8 item 9a of the Company's Articles of Association passing resolution regarding:* *a) any contribution to members of the management board provided by the Company or any related entities,* *b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,* *c) choosing an auditor to review the financial statements of the Company*

PKN ORLEN SA
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	company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.		*requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5.*
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When performing their duties, members of the Supervisory Board act with a view to increasing the Company's value in the interest of all the shareholders. In accordance with §2 item 3 of the Constitution of the Supervisory Board the member of the Supervisory Board while performing his/her duties, first and foremost, should take into the consideration the interest of the Company.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. In addition, permanent Committees have been established within the Supervisory Board, to constantly monitor specific areas of the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*In accordance with §27 of the Constitution of Supervisory Board a Supervisory Board member shall inform the remaining members of the Supervisory Board of any conflict of interests as well as should refrain from participating in discussions and cast the "abstain" vote in case of voting over the resolution on the issue in which the conflict of interests has arisen. The violation of provisions of the previous sentence does not cause invalidity of the Supervisory Board resolution. In case of doubts whether the conflict of interests exists or not, the matter is solved by the Supervisory Board in a manner of the resolution.*

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24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*§5 item 4 of the Constitution of the Supervisory Board confirms the approval of that rule. Each information on the above mentioned connections should be made available to public in accordance with the Company's internal procedure.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*In accordance with §24 item 1 of the Constitution of the Supervisory Board the Management Board members are entitled to take part in the Supervisory Board meetings with the exception when matters regarding directly the Management Board or its members, in particular their recalling, responsibilities or remuneration are discussed.*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accordance with §5 item 5 of the Constitution of the Supervisory Board each member of the Supervisory Board, according to the internal procedures, takes action that would enable the Management Board to present publicly and in an appropriate manner information on a disposal or acquisition of the Company's shares or shares of its dominant entity or subsidiary, and on transactions with such companies provided that such information is relevant for his financial standing.*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member is disclosed in the Company's annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and		*The Constitution of the Supervisory Board is available to the public in the Company's website. In accordance with §11 item 2 of the Constitution of the Supervisory Board the following permanent Committees shall operate within the Supervisory Board: Audit Committee, Strategy and Development Committee, Nomination and Remuneration Committee, Corporate Governance*

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	finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.	**Yes**	*Committee.* *The Constitution of the Supervisory Board determines the rules of selecting, acting and tasks of the committees in details. In accordance with §12 item 3 the Audit Committee shall be composed of at least two independent members and at least one having qualifications and experience in accountancy and finance.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*In accordance with §29 of the Constitution of the Supervisory Board the agenda of the Supervisory Board meeting specified in the notifications of convening the meeting shall not be amended during the meeting which it concerns. It also enumerates cases when those provisions shall not apply.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In accordance with §9 item 4 of the Constitution of the Supervisory Board if a Supervisory Board member delegated by the group of shareholders to individually perform supervision tasks shall present the Supervisory Board with a detailed written report on the performance of his/her tasks in time that would enable the Supervisory Board to prepare and approve the Supervisory Board report on its activities for the financial year when such individual supervision was performed.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Implementation of that rule is confirmed in §5 item 3 of the Constitution of the Supervisory Board. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*

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33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**Yes**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In accordance with §7 item 2 of the Constitution of the Management Board when conducting transactions with shareholders or other persons whose interests affect the Company's interest, the Management Board and the Members of the Management Board are obliged to take particular care to ensure these transactions are conducted under market conditions.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In accordance with §3 item 4 of the Constitution of the Management Board a member of the Management Board is bound to demonstrate his / her full loyalty towards the Company and avoid from undertaking any actions from which he / she could personally derive material benefit. In the event of receiving the information about an investment possibility or other favourable transaction regarding the Company's scope of business, a member of the Board should immediately present such information to the Management Board for the purpose of considering the possibility of the Company taking advantage of it. Such information may be used by the management Board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe the Company's interests.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the		*To date there has never been a conflict of interest of a Management Board member due to his/her*

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	performed functions or of the risk of such conflict.	Yes	*function in the Management Board. In accordance with §3 item 7 of the Constitution of the Management Board the members of the Management Board are bound to inform the Supervisory Board of any conflict of interest in connection with the performed functions or of the possibility of arising such conflict of interests.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	Yes	*The Nomination and Remuneration Committee's tasks are to support achieving the Company's strategic goals by giving to the Supervisory Board opinions and conclusions regarding the shape of the management structure, including organisational matters, issues on remuneration policy and selection of personnel matching the qualifications necessary to build the Company's success. In particular, the Committee's tasks are the following: (a) initiating and giving opinions on solutions regarding the nomination (election) system of the Management Board members, (b) giving opinions on submitted by the Management Board solutions regarding the Company's management system, aiming at ensuring effectiveness, cohesion and safety of management of the Company, (c) periodic reviewing and giving recommendations on setting rules for the incentive scheme for the Management Board members and senior management, in compliance with the Company's interests, (d) periodic reviewing of remuneration system of the Management Board members and senior management reporting directly to the Management Board members, including managerial contracts and incentives schemes; submitting to the Supervisory Board suggestions on policy concerning managerial contracts and incentives schemes in the context of execution of the Company's strategic goals, (e) presenting to the Supervisory Board opinions regarding justifications for granting pay against implementation of the Company's particular assignments and objectives, (f) assessing the Company's human resources management system.*
39	The aggregate remuneration of all		*The aggregate remuneration of all*

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	members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*members of the Management Board, as well as individual remuneration of each member of the Management Board, is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Constitution of the Management Board defines the Management Board's organisation of, the manner in which the Company's issues are to be conducted and the principles upon which the Management Board passes resolutions. The Constitution of the Management Board is available to the public on the Company's website.*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board. In accordance with §26 item 11 of the Constitution of the Supervisory Board the Supervisory Board shall select the entity acting as the authorised auditor after taking into account the Audit Committee's recommendations.*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of		*Having regard to the equal rights of all the shareholders, the*

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	shareholders be privileged.	Yes	*Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest. The main Company's internal regulations, financial statements, published announcements are available at the Company's headquarters and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable and coherent information about the Company.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*The Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

[1] The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

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PKN ORLEN SA
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	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
	GENERAL PRINCIPLES		
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**Yes**	*In accordance with §2 item 3 of the Constitution of the Management Board the Management Board's principal objective is to realize the Company's interests, which are understood as building the value of its assets entrusted by its shareholders, with due respect for the rights and interests of parties other than shareholders, who are also engaged in the performance of the Company, especially the Company's creditors and employees.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation, hence PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority	**Yes**	*Members of the Company's bodies and the Company's employees exercise their rights and perform their obligations in good faith and with utmost care, within the limits set by law, their objective being to achieve the economic goals for which the Company was established. The Code of Ethics, drawn up by the employees, is obligatory in the Company. Neither the members of the Company's bodies nor the Company's employees engage in any actions which could result in*

	should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.		*a conflict of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Company's bodies and the persons chairing General Meetings act in accordance with their respective scopes of competence and in a manner defined in the applicable laws, and refrain from deciding on issues which should be submitted for resolution to courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition. In particular, the Company ensures that the auditing services and the advisory services it uses are provided by separate entities, and the expert auditor is selected by the Supervisory Board. In accordance with the Company's internal procedure, making the additional orders for the expert auditor requires the acceptance of the Supervisory Board Audit Committee. That internal procedure enumerates the types of services that can be additionally ordered to the expert auditor.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings of PKN ORLEN are held in the Company's registered offices in Płock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.* *Courses of the General Meetings of PKN ORLEN and thematic conferences are broadcasted via internet, allowing the participation of all interested persons in the Company's events*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be	**Yes**	*According to §1 item 4 and item 5 of the Constitution of the General Meeting the Company confirms the approval of that rule.*

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ORLEN

	adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.		
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*In §1 item 6 of the Constitution of the General Meeting there are provisions which confirm the approval of the rule no 4. Should a necessity to cancel a General Meeting occur in the future and be justified by exceptional circumstances, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so. The appropriate provisions in that issue are included in §7 item 2 point c) of the Constitution of the General Meeting.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and	**Yes**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the*

	adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.		*Company's Articles of Association and Constitution of the General Meeting. The Constitution of the General Meeting contain provisions concerning election of members of the Supervisory Board. §14a item 1 of the Constitution of the General Meeting says that upon a motion of shareholders representing at least one fifth of the equity, the Members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting). Additionally §14a determines in details the rules of electing the Supervisory Board Members in group voting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accordance with the Constitution of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Constitution of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Constitution of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Constitution of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*In accordance with §4 item 3 of the Constitution of the General Meeting the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board Member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its*

			Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordance with the Constitution of the General Meeting the Chairman may order a break, however such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature.*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*In §12 item 1a of The Constitution of the General Meeting there are included appropriate provisions in this issue. At the same time §12 item 2 of the Constitution of the General Meeting says that proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and this include in particular:* *a) limitations, adjournment of discussion* *b) closure of discussion* *c) setting limits on speeches* *d) manner of running the Meeting* *e) ordering breaks during the Meeting* *f) order of covering points in the agenda* *g) order of passing proposals*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons.	**Yes**	*In §7 item 9a of the Company's Articles of Association there are included provisions saying that the resolution*

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	A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.		*regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with restriction that the shareholders present at the General Meeting who put a motion to include such an issue on the agenda, previously gave approval for its removing or decided not to consider that issue.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Constitution of the General Meeting as currently in force guarantee to its participants a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accordance with §10 item 7 of the Constitution of the General Meeting the text of the resolutions should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
	<u>BEST PRACTICES OF SUPERVISORY BOARDS</u>		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*In accordance with §2 item 5 of the Constitution of the Supervisory Board, intending to ensure the possibility of accurate evaluation of the Company by the shareholders, each year, the Supervisory Board submits to the General Meeting a concise evaluation of the Company's standing. The evaluation should be made available to the Company's shareholders within such a period of time which would allow them to*

			become acquainted with it before the Ordinary General Meeting.
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.* *The Company encourages its shareholders to present candidates for members of the Supervisory Board before the General Meetings and that presentations are provided to the public domain.*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company1; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and	**No**	*§8 item 5 of the Company's Articles of Association specifies detailed independence criteria for members of the Supervisory Board, that at least two members of the Supervisory Board have to comply with.* *Additionally in accordance with §8 item 9a of the Company's Articles of Association passing resolution regarding:* *a) any contribution to members of the management board provided by the Company or any related entities,* *b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,* *c) choosing an auditor to review the financial statements of the Company* *requires the assent of at least half of the independent members of the Supervisory* *Board as mentioned in § 8 item 5.*

1 The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

	• appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.		
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When performing their duties, members of the Supervisory Board act with a view to increasing the Company's value in the interest of all the shareholders. In accordance with §2 item 3 of the Constitution of the Supervisory Board the member of the Supervisory Board while performing his/her duties, first and foremost, should take into the consideration the interest of the Company.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. In addition, permanent Committees have been established within the Supervisory Board, to constantly monitor specific areas of the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*In accordance with §27 of the Constitution of Supervisory Board a Supervisory Board member shall inform the remaining members of the Supervisory Board of any conflict of interests as well as should refrain from participating in discussions and cast the "abstain" vote in case of voting over the resolution on the issue in which the conflict of interests has arisen. The violation of provisions of the previous sentence does not cause invalidity of the Supervisory Board resolution. In case of doubts whether the conflict of interests exists or not, the matter is solved by the Supervisory Board in a manner of the resolution.*

24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*§5 item 4 of the Constitution of the Supervisory Board confirms the approval of that rule. Each information on the above mentioned connections should be made available to public in accordance with the Company's internal procedure.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*In accordance with §24 item 1 of the Constitution of the Supervisory Board the Management Board members are entitled to take part in the Supervisory Board meetings with the exception when matters regarding directly the Management Board or its members, in particular their recalling, responsibilities or remuneration are discussed.*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accordance with §5 item 5 of the Constitution of the Supervisory Board each member of the Supervisory Board, according to the internal procedures, takes action that would enable the Management Board to present publicly and in an appropriate manner information on a disposal or acquisition of the Company's shares or shares of its dominant entity or subsidiary, and on transactions with such companies provided that such information is relevant for his financial standing.*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member is disclosed in the Company's annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-	**Yes**	*The Constitution of the Supervisory Board is available to the public in the Company's website. In accordance*

	laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.		*with §11 item 2 of the Constitution of the Supervisory Board the following permanent Committees shall operate within the Supervisory Board: Audit Committee, Strategy and Development Committee, Nomination and Remuneration Committee, Corporate Governance Committee.* *The Constitution of the Supervisory Board determines the rules of selecting, acting and tasks of the committees in details. In accordance with §12 item 3 the Audit Committee shall be composed of at least two independent members and at least one having qualifications and experience in accountancy and finance.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*In accordance with §29 of the Constitution of the Supervisory Board the agenda of the Supervisory Board meeting specified in the notifications of convening the meeting shall not be amended during the meeting which it concerns. It also enumerates cases when those provisions shall not apply.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In accordance with §9 item 4 of the Constitution of the Supervisory Board if a Supervisory Board member delegated by the group of shareholders to individually perform supervision tasks shall present the Supervisory Board with a detailed written report on the performance of his/her tasks in time that would enable the Supervisory Board to prepare and approve the Supervisory Board report on its activities for the financial year when such individual supervision was performed.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Implementation of that rule is confirmed in §5 item 3 of the Constitution of the Supervisory Board. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of*

			resolutions.
BEST PRACTICES OF MANAGEMENT BOARDS			
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**Yes**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In accordance with §7 item 2 of the Constitution of the Management Board when conducting transactions with shareholders or other persons whose interests affect the Company's interest, the Management Board and the Members of the Management Board are obliged to take particular care to ensure these transactions are conducted under market conditions.*

35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In accordance with §3 item 4 of the Constitution of the Management Board a member of the Management Board is bound to demonstrate his / her full loyalty towards the Company and avoid from undertaking any actions from which he / she could personally derive material benefit. In the event of receiving the information about an investment possibility or other favourable transaction regarding the Company's scope of business, a member of the Board should immediately present such information to the Management Board for the purpose of considering the possibility of the Company taking advantage of it. Such information may be used by the management Board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe the Company's interests.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. In accordance with §3 item 7 of the Constitution of the Management Board the members of the Management Board are bound to inform the Supervisory Board of any conflict of interest in connection with the performed functions or of the possibility of arising such conflict of interests.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management	**Yes**	*The Nomination and Remuneration Committee's tasks are to support achieving the Company's strategic goals by giving to the Supervisory Board opinions and conclusions regarding the shape of the management structure, including organisational matters, issues on remuneration policy and selection of personnel matching the qualifications necessary to build the Company's success. In particular, the Committee's tasks are the following:*

	boards in similar companies in a similar market.		*(a) initiating and giving opinions on solutions regarding the nomination (election) system of the Management Board members, (b) giving opinions on submitted by the Management Board solutions regarding the Company's management system, aiming at ensuring effectiveness, cohesion and safety of management of the Company, (c) periodic reviewing and giving recommendations on setting rules for the incentive scheme for the Management Board members and senior management, in compliance with the Company's interests, (d) periodic reviewing of remuneration system of the Management Board members and senior management reporting directly to the Management Board members, including managerial contracts and incentives schemes; submitting to the Supervisory Board suggestions on policy concerning managerial contracts and incentives schemes in the context of execution of the Company's strategic goals, (e) presenting to the Supervisory Board opinions regarding justifications for granting pay against implementation of the Company's particular assignments and objectives, (f) assessing the Company's human resources management system.*
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Constitution of the Management Board defines the Management Board's organisation of, the manner in which the Company's issues are to be conducted and*

			the principles upon which the Management Board passes resolutions. The Constitution of the Management Board is available to the public on the Company's website.
	<u>BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS</u>		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board. In accordance with §26 item 11 of the Constitution of the Supervisory Board the Supervisory Board shall select the entity acting as the authorised auditor after taking into account the Audit Committee's recommendations.*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings,	**Yes**	*The Company guarantees full disclosure and availability of all the information which is material for the*

	and the financial statements should be made available in the registered head office of the company and on its website.		*shareholders, unless the disclosure of such information would be contrary to the Company's interest. The main Company's internal regulations, financial statements, published announcements are available at the Company's headquarters and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable and coherent information about the Company.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*The Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
		GENERAL PRINCIPLES	
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**Yes**	*In accordance with §2 item 3 of the Constitution of the Management Board the Management Board's principal objective is to realize the Company's interests, which are understood as building the value of its assets entrusted by its shareholders, with due respect for the rights and interests of parties other than shareholders, who are also engaged in the performance of the Company, especially the Company's creditors and employees.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation, hence PKN ORLEN fully abides by the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority	**Yes**	*Members of the Company's bodies and the Company's employees exercise their rights and perform their obligations in good faith and with utmost care, within the limits set by law, their objective being to achieve the economic goals for which the Company was established. The Code of Ethics, drawn up by the employees, is obligatory in the Company. Neither the members of the Company's bodies nor the Company's employees engage in any actions which could result in*

	should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.		*a conflict of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Company's bodies and the persons chairing General Meetings act in accordance with their respective scopes of competence and in a manner defined in the applicable laws, and refrain from deciding on issues which should be submitted for resolution to courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition. In particular, the Company ensures that the auditing services and the advisory services it uses are provided by separate entities, and the expert auditor is selected by the Supervisory Board. In accordance with the Company's internal procedure, making the additional orders for the expert auditor requires the acceptance of the Supervisory Board Audit Committee. That internal procedure enumerates the types of services that can be additionally ordered to the expert auditor.*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings of PKN ORLEN are held in the Company's registered offices in Płock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.* *Courses of the General Meetings of PKN ORLEN and thematic conferences are broadcasted via internet, allowing the participation of all interested persons in the Company's events*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be	**Yes**	*According to §1 item 4 and item 5 of the Constitution of the General Meeting the Company confirms the approval of that rule.*

	adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.		
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*In §1 item 6 of the Constitution of the General Meeting there are provisions which confirm the approval of the rule no 4. Should a necessity to cancel a General Meeting occur in the future and be justified by exceptional circumstances, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a relevant register presented to the Company – are authorised to do so. The appropriate provisions in that issue are included in §7 item 2 point c) of the Constitution of the General Meeting.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and	**Yes**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the*

	adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.		*Company's Articles of Association and Constitution of the General Meeting. The Constitution of the General Meeting contain provisions concerning election of members of the Supervisory Board. §14a item 1 of the Constitution of the General Meeting says that upon a motion of shareholders representing at least one fifth of the equity, the Members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting). Additionally §14a determines in details the rules of electing the Supervisory Board Members in group voting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accordance with the Constitution of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Constitution of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Constitution of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Constitution of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*In accordance with §4 item 3 of the Constitution of the General Meeting the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board Member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its*

			Group, are attended by an auditor prepared to provide explanations or information concerning its audit and opinion.
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordance with the Constitution of the General Meeting the Chairman may order a break, however such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature.*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*In §12 item 1a of The Constitution of the General Meeting there are included appropriate provisions in this issue. At the same time §12 item 2 of the Constitution of the General Meeting says that proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and this include in particular:* *a) limitations, adjournment of discussion* *b) closure of discussion* *c) setting limits on speeches* *d) manner of running the Meeting* *e) ordering breaks during the Meeting* *f) order of covering points in the agenda* *g) order of passing proposals*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons.	**Yes**	*In §7 item 9a of the Company's Articles of Association there are included provisions saying that the resolution*

	A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.		*regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with restriction that the shareholders present at the General Meeting who put a motion to include such an issue on the agenda, previously gave approval for its removing or decided not to consider that issue.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Constitution of the General Meeting as currently in force guarantee to its participants a possibility to present the reasons for their objection with respect to an adopted resolution.*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accordance with §10 item 7 of the Constitution of the General Meeting the text of the resolutions should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*In accordance with §2 item 5 of the Constitution of the Supervisory Board, intending to ensure the possibility of accurate evaluation of the Company by the shareholders, each year, the Supervisory Board submits to the General Meeting a concise evaluation of the Company's standing. The evaluation should be made available to the Company's shareholders within such a period of time which would allow them to*

			become acquainted with it before the Ordinary General Meeting.
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.* *The Company encourages its shareholders to present candidates for members of the Supervisory Board before the General Meetings and that presentations are provided to the public domain.*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company1; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and	**No**	*§8 item 5 of the Company's Articles of Association specifies detailed independence criteria for members of the Supervisory Board, that at least two members of the Supervisory Board have to comply with.* *Additionally in accordance with §8 item 9a of the Company's Articles of Association passing resolution regarding:* *a) any contribution to members of the management board provided by the Company or any related entities,* *b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,* *c) choosing an auditor to review the financial statements of the Company* *requires the assent of at least half of the independent members of the Supervisory* *Board as mentioned in § 8 item 5.*

1 The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

	• appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.		
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When performing their duties, members of the Supervisory Board act with a view to increasing the Company's value in the interest of all the shareholders. In accordance with §2 item 3 of the Constitution of the Supervisory Board the member of the Supervisory Board while performing his/her duties, first and foremost, should take into the consideration the interest of the Company.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. In addition, permanent Committees have been established within the Supervisory Board, to constantly monitor specific areas of the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*In accordance with §27 of the Constitution of Supervisory Board a Supervisory Board member shall inform the remaining members of the Supervisory Board of any conflict of interests as well as should refrain from participating in discussions and cast the "abstain" vote in case of voting over the resolution on the issue in which the conflict of interests has arisen. The violation of provisions of the previous sentence does not cause invalidity of the Supervisory Board resolution. In case of doubts whether the conflict of interests exists or not, the matter is solved by the Supervisory Board in a manner of the resolution.*

24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*§5 item 4 of the Constitution of the Supervisory Board confirms the approval of that rule. Each information on the above mentioned connections should be made available to public in accordance with the Company's internal procedure.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*In accordance with §24 item 1 of the Constitution of the Supervisory Board the Management Board members are entitled to take part in the Supervisory Board meetings with the exception when matters regarding directly the Management Board or its members, in particular their recalling, responsibilities or remuneration are discussed.*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accordance with §5 item 5 of the Constitution of the Supervisory Board each member of the Supervisory Board, according to the internal procedures, takes action that would enable the Management Board to present publicly and in an appropriate manner information on a disposal or acquisition of the Company's shares or shares of its dominant entity or subsidiary, and on transactions with such companies provided that such information is relevant for his financial standing.*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member is disclosed in the Company's annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-	**Yes**	*The Constitution of the Supervisory Board is available to the public in the Company's website. In accordance*

	laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.		*with §11 item 2 of the Constitution of the Supervisory Board the following permanent Committees shall operate within the Supervisory Board: Audit Committee, Strategy and Development Committee, Nomination and Remuneration Committee, Corporate Governance Committee.* *The Constitution of the Supervisory Board determines the rules of selecting, acting and tasks of the committees in details. In accordance with §12 item 3 the Audit Committee shall be composed of at least two independent members and at least one having qualifications and experience in accountancy and finance.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*In accordance with §29 of the Constitution of the Supervisory Board the agenda of the Supervisory Board meeting specified in the notifications of convening the meeting shall not be amended during the meeting which it concerns. It also enumerates cases when those provisions shall not apply.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In accordance with §9 item 4 of the Constitution of the Supervisory Board if a Supervisory Board member delegated by the group of shareholders to individually perform supervision tasks shall present the Supervisory Board with a detailed written report on the performance of his/her tasks in time that would enable the Supervisory Board to prepare and approve the Supervisory Board report on its activities for the financial year when such individual supervision was performed.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Implementation of that rule is confirmed in §5 item 3 of the Constitution of the Supervisory Board. Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of*

			resolutions.
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**Yes**	*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In accordance with §7 item 2 of the Constitution of the Management Board when conducting transactions with shareholders or other persons whose interests affect the Company's interest, the Management Board and the Members of the Management Board are obliged to take particular care to ensure these transactions are conducted under market conditions.*

35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In accordance with §3 item 4 of the Constitution of the Management Board a member of the Management Board is bound to demonstrate his / her full loyalty towards the Company and avoid from undertaking any actions from which he / she could personally derive material benefit. In the event of receiving the information about an investment possibility or other favourable transaction regarding the Company's scope of business, a member of the Board should immediately present such information to the Management Board for the purpose of considering the possibility of the Company taking advantage of it. Such information may be used by the management Board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe the Company's interests.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. In accordance with §3 item 7 of the Constitution of the Management Board the members of the Management Board are bound to inform the Supervisory Board of any conflict of interest in connection with the performed functions or of the possibility of arising such conflict of interests.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management	**Yes**	*The Nomination and Remuneration Committee's tasks are to support achieving the Company's strategic goals by giving to the Supervisory Board opinions and conclusions regarding the shape of the management structure, including organisational matters, issues on remuneration policy and selection of personnel matching the qualifications necessary to build the Company's success. In particular, the Committee's tasks are the following:*

	boards in similar companies in a similar market.		*(a) initiating and giving opinions on solutions regarding the nomination (election) system of the Management Board members,* *(b) giving opinions on submitted by the Management Board solutions regarding the Company's management system, aiming at ensuring effectiveness, cohesion and safety of management of the Company,* *(c) periodic reviewing and giving recommendations on setting rules for the incentive scheme for the Management Board members and senior management, in compliance with the Company's interests,* *(d) periodic reviewing of remuneration system of the Management Board members and senior management reporting directly to the Management Board members, including managerial contracts and incentives schemes; submitting to the Supervisory Board suggestions on policy concerning managerial contracts and incentives schemes in the context of execution of the Company's strategic goals,* *(e) presenting to the Supervisory Board opinions regarding justifications for granting pay against implementation of the Company's particular assignments and objectives,* *(f) assessing the Company's human resources management system.*
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Constitution of the Management Board defines the Management Board's organisation of, the manner in which the Company's issues are to be conducted and*

			the principles upon which the Management Board passes resolutions. The Constitution of the Management Board is available to the public on the Company's website.
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS			
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board. In accordance with §26 item 11 of the Constitution of the Supervisory Board the Supervisory Board shall select the entity acting as the authorised auditor after taking into account the Audit Committee's recommendations.*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings,	**Yes**	*The Company guarantees full disclosure and availability of all the information which is material for the*

	and the financial statements should be made available in the registered head office of the company and on its website.		*shareholders, unless the disclosure of such information would be contrary to the Company's interest. The main Company's internal regulations, financial statements, published announcements are available at the Company's headquarters and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable and coherent information about the Company.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*The Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Supervisory Board Changes
Released	07:00 01-Jun-07
Number	5903X

Regulatory announcement no 31/2007 dated 31 May 2007
Changes in the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company announces that the Ordinary General Meeting of Shareholders on 31 May 2007 appointed the following people as PKN ORLEN Supervisory Board Members for a new term of office. Ms Izabela Slepowronska was elected to the position of Chairman of the PKN ORLEN Supervisory Board. The following Supervisory Board Members were also elected: Ms. Agata Janina Mikolajczyk, Mr. Robert Czapla, Mr. Marek Drac-Taton, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek, , Mr Krzysztof Rajczewski and Mr. Jerzy Woznicki. Mr. Raimondo Eggink and Mr. Jerzy Woznicki were elected as the independent Members of the PKN ORLEN Supervisory Board.

Ms. Malgorzata Izabela Slepowronska, 34, graduated from the Nicolas Copernicus University in Toruñ (Poland), she has the following qualifications:
- Postgraduate studies in informatics at the Warsaw University of Technology,
- School for Director's Proxies for Quality (ISO),
- A master's degree in studies for managers at the Management Faculty of Warsaw University,

and an MBA (IT) from the Leon Kozminski Academy of Entrepreneurship and Management. From 2006 she has been undertaking doctorial studies at the Department of Management of Enterprise and Finance at the Warsaw School of Economics.

She has received a diploma in training for supervisory board candidates of companies held by the State Treasury, a certificate in the SLA – the most important part of the outsourcing agreement issued by Firma Prawnicza Kuczek and Maruta, and a certificate in marketing research issued by the Polish-American Institute of Management. She has participated in courses in IT infrastructure management, project management and others.

Professional experience:
2007 – present - President of the Management Board of CHEMIA.COM
2006 – present - Director of the IT Department of the Chemical Group CIECH (Grupa Chemiczna CIECH)
1997 – 2006 – ZEP- Info a limited liability company – in the following positions: Administrator of the Integrated Informatics System, Manager of a company' outlet, Marketing Specialist, Management Board Proxy for Quality (ISO), Office of the Marketing and Management Department Supervisor, Supervisor of the Marketing and Management Department, Director of Business Development, Vice President of the Management Board, and Development and Sales Director.

Ms. Malgorzata Slepowronska is on the Supervisory Board of CHEMIA.COM and she is a Member of PLL LOT, a stock company, and IZCH SODA MATWY, a stock company.

Ms. Agata Janina Mikolajczyk, 52, graduated from the Law Faculty at Warsaw University. Since 1997 she has been a legal advisor, and has completed postgraduate studies at the Warsaw School of Economics.

Professional experience:
1978 – 1992 - senior specialist in the Law Department, Polish Ministry of Health
1992 – 1996 - Proxy for the Director responsible for agreements and public procurement, The Capital Board of City Development in Warsaw,
1996 – 2003 - Director of the Department, The Polish Public Procurement Office
2003 – 2006 – Office of the City of Warsaw, Deputy Director of the Department of Public Procurement (coordinator in the City of Warsaw)
From 2006 – Advisor to the President of the Management Board, coordinator of the Law Department, Ciech a stock company (Ciech S.A.)

Member of the following Supervisory Boards:
2004 – February 2007 - The Municipal Water Supply and Sewerage Enterprise (Miejskie Przedsiêbiorstwo Wodociagów i Kanalizacji)
From December 2006 – Chemical Enterprise SODA MATWY in Inowroclaw, a stock company (Inowroclawskie Zaklady Chemiczne SODA MATWY S.A.)
From January 2007 - Heat and Power Generating Plant in Kujawy, a limited liability company (Elektrocieplownie Kujawskie Sp. z o.o)
From May 2007- CHEMIA.COM a stock company
From April 2007 – Polish Television, a stock company (Telewizja Polska S.A.), as a representative of the Polish State Treasury

From 1996 – an Arbiter registered on the list of the President of the Polish Public Procurement Office.
From 1998 – a Member of the Principal Committee for judging in cases regarding infringements of public financial discipline performed by the Ministry of Finance.
Author and co-author of publications of the Polish Public Procurement Office in the domain of public procurement, including the Arbiters Team Jurisdiction.

Mr. Jerzy Woznicki, 60, Professor in Technical Science.

Professional experience:
Mr. Jerzy Woznicki works in the Faculty of Electronics and Information Technology of Warsaw University of Technology where he has achieved all levels of an academic career, from assistant to full professor. He is employed as a full professor at The Pultusk Academy of Humanities (Poland) at the Faculty of Political Science. His scope of research activity covers electronics and issues connected with the knowledge society and the knowledge-based economy.
During the period 1984-1987 he was Vice-Director in the Institute of Microelectronics and Optoelectronics and, since 1987, he has been the Head of the Image Processing Division.
Between 1990 and 1996 he was appointed as the Dean of the Faculty of Electronics and Information Technology and Chairman of the University Senate Committee on University Organization.

In the years 1996-2002 he was the Rector of the Warsaw University of Technology.
In previous years he has participated at many prestigious functions, inter alia as governmental expert designated by the Polish Government in UNESCO, as President of the Conference of Rectors of Polish Universities of Technology, and as President of the Conference of Rectors of Academic Schools in Poland. He was also the Deputy Chairman of the National Council of European Integration, a member of the Council Board for the Minister of Telecommunication and the Foundation Board of the Innovation Centre FIRE, a member of the Committee for Electronics and Telecommunications in the Polish Academy of Sciences, a member of the Presidential Board on the Polish Committee for Optoelectronics and a member of the Committee for the Advancement of Human Knowledge in the Polish Academy of Sciences. He was a leader of the Polish Presidential Team convened to prepare a project on the law on higher education.
He was a member of the Presidential Board of the Polish Section SPIE, a member of the Scientific Council for the Institute of Vacuum Technology, member and then coordinator in the Program of Reforms of Higher Education and Research in the Institute of Public Affairs.
He obtained many honors and awards, including many awards of the Minister of National Education, a Knight Cross of the French Legion of Honor, and Commander Cross and Knight Cross of the Order of the Rebirth of Poland.
Currently Mr. Jerzy Woznicki is the President of the Polish Rectors Foundation and Director of the Institute of Knowledge Society, the President of the Organization and Legislation Committee of the Conferences of Rectors of Polish Universities of Technology, and member of the Conference of Rectors of Academic Schools in Poland.
He also chaired the Committee "Poland in a United Europe" at the Presidential Board of the Polish Academy of Sciences.
From 10th September 1999 to 20th January 2005 he was Deputy Chairman, and from 20 January 2005, Chairman of the Supervisory Board of Bank Pekao S.A.

Mr. Drac Taton, Mr. Robert Czapla, Mr. Raimondo Eggink, Mr. Zbigniew Macioszek and Mr. Krzysztof Rajczewski were previous Members of the PKN ORLEN Supervisory Board. Information regarding the education of those Gentlemen, qualifications and professional experience were provided by the Company in the following regulatory announcements, available on the Company's web site www.orlen.pl: no 65/2004 dated 6 August 2004, no 54/2006 dated 12 September 2006, no 78/2006 dated 30 November 2006.

The newly elected Members of the PKN ORLEN Supervisory Board, except for their duties in PKN ORLEN are not involved in any other activity that competes with PKN ORLEN; they are not a partner of any competing company; and they are not a member of any board of a competing incorporated company. The newly elected

PKN ORLEN SA
SEC File
82-5036

Members of the PKN ORLEN Supervisory Board are not on the List of Insolvent Debtors kept on record on the National Court Register Act.

See also: regulatory announcements no 65/2004 dated 6 August 2004, no 54/2006 dated 12 September 2006, no 78/2006 dated 30 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 21 and 22, and § 27 and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

END

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	AGM Statement
Released	07:00 01-Jun-07
Number	5905X

Regulatory announcement no 32/2007 dated 31 May 2007
The full text of resolutions passed by OGM as of 31 May 2007

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the resolutions passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 31 May 2007.

RESOLUTION NO. 1

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 31 May 2007

regarding the election of the Chairman of the Ordinary General Meeting

§ 1

Pursuant to Art. 409, § 1 sentence 1 of the Code of Commercial Companies in conjunction with § 5 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects Mr. Andrzej Leganowicz as Chairman of the General Meeting.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

**PKN ORLEN SA
SEC File
82-5036**

RESOLUTION NO. 2

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the adoption of the agenda of the Ordinary General Meeting

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to adopt the following agenda:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Revision of the Management Board's Report on PKN ORLEN's performance and the financial results of PKN ORLEN S.A. for the financial year 2006, with a motion concerning profit distribution for the financial year 2006.
7. Revision of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN S.A. for the financial year 2006 regarding conformity with the books and documentation, and with the actual status and the Management Board's motion concerning profit distribution for the financial year 2006.
8. Revision of the Management Board's Report on the PKN ORLEN's Capital Group performance and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2006.
9. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial statements for the financial year 2006.
10. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's Capital Group performance and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2006.
11. Passing of a resolution concerning the distribution of profit made by PKN ORLEN S.A. in 2006.
12. Passing of the resolutions concerning approval of the PKN ORLEN S.A. Management Board Members' performance in 2006.
13. Passing of the resolutions concerning approval of the PKN ORLEN S.A. Supervisory Board Members' performance in 2006.
14. Passing of a resolution concerning the transferring of the financial resources gathered within the Poland-wide Charity Fund, CPN-SOS, to the Company's Social Benefit Fund.
15. Passing of a resolution concerning approval of the Corporate Governance Principles for the issue of shares, convertible bonds and pre-emptive conversion bonds admitted to public trading.
16. Examination and adoption of the resolutions regarding the divestment (including the sale, exchange, contribution in kind, donation) or lease-out of entities within the structure of the enterprise.
17. Passing of the resolutions concerning the appointment of Members of the Supervisory Board.
18. Closure of the General Meeting of Shareholders.

§ 2

This Resolution comes into force as of the date of its adoption.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 3

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the election of the Tellers Committee

§ 1

Pursuant to § 8 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. elects the following persons as members of the Tellers Committee:

- Agnieszka Milke
- Marcin Kaminski
- Maciej Maicki

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 4

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the approval of the report of the Management Board of the activity of the Company and the financial statement for the financial year 2006

§ 1

Pursuant to Art. 395 § 2 pt 1 of the Code of Commercial Companies and Art. 45 and Art. 53 par. 1 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after examining and becoming familiar with the opinion of the Supervisory Board of the Company, decides to approve the following reports and statements submitted by the Management Board of the Company:

1. report of the Management Board of the activity of the Company for the financial year 2006;
2. financial statement of the Company for the period from 1 January 2006 to 31 December 2006, covering the following items verified by a certified auditor:
    - balance-sheet as on 31 December 2006, showing the amount of PLN 27,471,001,006.49 both on the side of assets and on the side of liabilities and shareholders' equity (in words: twenty-seven billion four hundred and seventy-one million one thousand six zlotys forty-nine grosz);
    - profit and loss account for the period from 1 January 2006 to 31 December 2006, showing the total net profit in the amount of PLN 2,199,876,021.08 (in words: two billion one hundred and ninety-nine million eight hundred and seventy-six thousand twenty-one zlotys, eight grosz);
    - additional information including the introduction to the financial statement and additional notes and explanations;
    - statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2006 by the amount of PLN 2,144,881,084.76 (in words: two billion one hundred and forty-four million eight hundred and eighty-one thousand and eighty-four zlotys, seventy-six grosz);
    - cash flow account, showing the increase of net cash by the amount of PLN 23,976,375.65 (in words: twenty-three million nine hundred and seventy-six thousand three hundred and seventy-five zlotys, sixty-five grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 5

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the approval of the report of the Management Board of the activity of the Capital Group and the consolidated financial statement of the Capital Group for the financial year 2006

§ 1

Pursuant to Art. 395 § 5 of the Code of Commercial Companies and Art. 55 and Art. 63c, par. 4 of the Accountancy Act in conjunction with § 7 par. 7 pt 1 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. approve the:

1. report of the Management Board of the activity of the Capital Group for the financial year 2006;
2. consolidated financial statement of the Capital Group for the period from 1 January 2006 to 31 December 2006, covering the following items verified by a certified auditor:
   - consolidated balance-sheet as on 31 December 2006, showing the amount of PLN 45,419,083,295.88 both on the side of assets and on the side of liabilities and shareholders' equity (in words: forty-five billion four hundred and nineteen million eighty-three thousand two hundred and ninety-five zlotys, eighty-eight grosz);
   - consolidated profit and loss account for the period from 1 January 2006 to 31 December 2006, showing the total net profit in the amount of PLN 2,060,198,029.31 (in words: one billion nine hundred and eighty-five million nine hundred and sixty-five thousand five hundred and seventy-four zlotys, twenty-two grosz);
   - additional information including the introduction to the consolidated financial statement and additional notes and explanations;
   - statement of changes in shareholders' equity, showing the increase of shareholders' equity as on 31 December 2006 by the amount of PLN 2,269,573,379.18 (in words: two billion two hundred and sixty-nine million five hundred and seventy-three thousand three hundred and seventy-nine zlotys, eighteen grosz);
   - consolidated cash flow account, showing the increase of net cash by the amount of PLN 1,224,557,931.81 (in words: one billion two hundred and twenty-four million five hundred and fifty-seven thousand nine hundred and thirty one zlotys, eighty-one grosz).

§ 2

This Resolution comes into force as of the date of its adoption.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 6

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the motion of the Shareholder – the State Treasury – referring to the draft of the resolution regarding the distribution of profit for the financial year 2006

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after consideration of the motion of the Management Board, the evaluation of the Supervisory Board, and after consideration of the motion of the Shareholder – The State Treasury - has decided to distribute the profit for the year 2006 in the following manner:

- The profit for the year 2006, in the amount of PLN 2,199,876,021.08 (two billion one hundred and ninety-nine million eight hundred and seventy-six thousand twenty-one zlotys, eight grosz) is distributed as follows:

  - the amount of PLN 2,195,876,021.08 is appropriated for capital reserve (in words: two billion one hundred and ninety-five million eight hundred and seventy-six thousand and twenty-one zlotys, eight grosz);

  - the amount of PLN 4,000,000.00 is appropriated for the Company Social Benefit Fund (in words: four million zlotys);

§ 2

This Resolution comes into force as of the date of its adoption.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 7

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the distribution of profit for the financial year 2006 in the version as amended by the motion of the Shareholder – the State Treasury

§ 1

Pursuant to Art. 395 § 2 pt 2 of the Code of Commercial Companies and § 7 par. 7 pt 3 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after consideration of the motion of the Management Board, the evaluation of the Supervisory Board, and after consideration of the motion of the Shareholder – the State Treasury - has decided to distribute the profit for the year 2006 in the following manner:

- The profit for the year 2006, in the amount of PLN 2,199,876,021.08 (two billion one hundred and ninety-nine million eight hundred and seventy-six thousand twenty-one zlotys, eight grosz) is distributed as follows:
  - the amount of PLN 2,195,876,021.08 is appropriated for capital reserve (in words: two billion one hundred and ninety-five million eight hundred and seventy-six thousand and twenty-one zlotys, eight grosz);
  - the amount of PLN 4,000,000.00 is appropriated for the Company Social Benefit Fund (in words: four million zlotys);

§ 2

This Resolution comes into force as of the date of its adoption.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 8

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Igor Adam Chalupec in the financial year 2006, in connection with the function of the President of the Management Board held by him during the period from 1 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 9

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Piotr Wlodzimierz Kownacki in the financial year 2006, in connection with the function of the Vice-President of the Management Board held by him during the period from 23 October 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 10

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Andrzej Heydel in the financial year 2006, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 11

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jan Maciejewicz in the financial year 2006, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 12

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Krzysztof Smorszczewski in the financial year 2006, in connection with the function of the Vice-President of the Management Board held by him during the period from 1 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 13

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Cezary Stanislaw Filipowicz in the financial year 2006, in connection with the function of the Vice-President of the Management Board held by him during the period from 2 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 14

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Piotr Szwedowski in the financial year 2006, in connection with the function of the Member of the Management Board held by him during the period from 31 March 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 15

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Pawel Henryk Szymanski in the financial year 2006, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 16

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Dariusz Tomasz Witkowski in the financial year 2006, in connection with the function of the Member of the Management Board held by him during the period from 1 January 2006 to 31 March 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 17

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Jacek Adam Bartkiewicz in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 31 January 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 18

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Dariusz Edmund Dabski in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 31 January 2006 to 24 June 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 19

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Maciej Damian Mataczynski in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 31 January 2006 to 9 November 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 20

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Zbigniew Marek Macioszek in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 31 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

There were………… votes in favour of the Resolution, ………… votes against the Resolution and ………. votes abstained.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 21

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Andrzej Marian Olechowski in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 27 June 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 22

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wojciech Pawlak in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 31 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 23

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Ryszard Sowinski in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 27 June 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 24

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Ireneusz Wesolowski in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 31 January 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 25

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Konstanty Brochwicz - Donimirski in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 30 November 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 26

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Robert Czapla in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 30 November 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 27

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Marek Drac - Taton in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 11 September 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 28

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Raimondo Eggink in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 29

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Maciej Kazimierz Gierej in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 31 January 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 30

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Jozef Obloj in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 31 January 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 31

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Ms. Malgorzata Okonska - Zaremba in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 31 January 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 32

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Maciej Pawlowicz in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 28 March 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 33

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Krzysztof Rajczewski in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 30 November 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 34

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Wieslaw Rozlucki in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 27 June 2006 to 31 December 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

RESOLUTION NO. 35

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

PKN ORLEN SA
SEC File
82-5036

dated 31 May 2007

regarding the acknowledgement of fulfilment of duties in 2006

§ 1

Pursuant to Art. 395 § 2 pt 3 of the Code of Commercial Companies in conjunction with § 7 par. 7 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. acknowledges the fulfilment of duties by Mr. Adam Boguslaw Sek in the financial year 2006, in connection with the function of the Member of the Supervisory Board held by him during the period from 1 January 2006 to 31 January 2006.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 36

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding transfer of resources collected within the framework of the Poland-wide Charity Fund CPN-SOS to the Company Social Benefit Fund

§ 1

Pursuant to Art. 395 § 5 of the Code of Commercial Companies, in connection with liquidation of the Poland-wide Charity Fund CPN-SOS, the General Meeting of Polski Koncern Naftowy ORLEN S.A. approves the transfer of the Poland-wide Charity Fund CPN-SOS resources in the amount of PLN 347,853.08 (as on 03.04.2007) to a sub-account opened within the framework of the Company Social Benefit Fund of PKN ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION NO. 37

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the opinion of the Company about the use of Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading

§ 1

The Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A., after becoming familiar with the opinion of the Supervisory Board, accepts the opinion of the Company about the Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading. Detailed content of the Corporate Governance Principles and the opinion of the Company are set down in the appendix to this Resolution.

§ 2

This Resolution comes into force as of the date of its adoption.

PKN ORLEN SA
SEC File
82-5036

Appendix to the Resolution no. 37 of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 31 May 2007 regarding the opinion of the Company about the use of Corporate Governance Principles for joint stock companies issuing shares, convertible bonds and optional bonds that were allowed for public trading.

	PRINCIPLE	YES/ NO/ PARTIALLY	
		GENERAL PRINCIPLES	
I	**Objective of the company** The basic operational objective of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**Yes**	*In accordi Managem principal interests, of its ass respect fo than sha performa Company*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*The Com interests one perso abides b respectin law and th*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*Members Company perform th care, with to achieve was estab employee members Company could res*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Con General respective defined i deciding resolution*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as	PKN ORLEN SA SEC File 82-5036	*In choos services, auditor, procedure*

	legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	Yes	*and the competitic the auditi uses are expert au In acco procedure auditor re Board Ai details the ordered tc*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	Yes	*General I Company accordan Associatic Courses c thematic allowing t the Comp*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	Yes	*According of the Ge approval c*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	Yes	*Respectir the Cor Managem account tl which a there are objective cannot t shareholc*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	Yes	*In §1 item there are rule no 4 General circumsta to minim cancellati*
5	In order for a proxy of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	Yes	*The right by the (Company prepared provisions in accord register p to do so. included i the Gener*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the	PKN ORLEN SA SEC File 82-5036	*General complianc*

	meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	Yes	*Company the Genei Meeting (members the Cons upon a m one fifth Supervisc Meeting (separate determine Supervisc*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	Yes	*In accord Meeting initiates tl chairman. presiding Associatic Meeting (other poi Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	Yes	*The Cons powers a Meeting . correct cc rights of establishe Articles c General N*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	Yes	*In accord the Genei Meeting c the abser. Board Me of this abs person op The Com whose ag approval its Group provide e audit and*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	Yes	*Members Supervisc make eve their pov connectec*
11	All answers provided by the Management Board to the questions posed in the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	Yes	*Members Supervisc General informatio limitations concernin company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	Yes	*In accord Meeting t such a br the effect the exerci such brea*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have	PKN ORLEN SA SEC File 82-5036	*In §12 it Meeting t this issue*

	impact on the exercise by the shareholders of their rights.	**Yes**	*Constituti proposals and voti proposals include in a) li b) c. c) s d) r. e) c f) o g) c*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.	**Yes**	*In §7 it Associatic the resolu issue plac is suppor regarding decision agenda re with restr General M issue on t removing*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Cons in force g present th an adopte*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*In accord the Genei be formul who does matter in against th*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During G absolutely connectio those sta request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*In accord the Supe possibility the share submits to of the Coi made ava such a p become General M*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes** PKN ORLEN SA SEC File 82-5036	*Members those coi competen the Comp the mem manifest i persons t General M The Comp*

			candidate before th are provic
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, and which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company[1]; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	**No**	§8 item specifies of the Su of the Sup Additional Company regarding. a) any cc board pr entities, b) giving between with entiti superviso with entiti c) choos statement least hal Supervisc
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	When pe Supervisc Company shareholc Constituti the Supe duties, fi considera
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	Acting as of a joint- and exerc and the C of the Su how indiv any other Committe Supervisc areas of t
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	In accor Supervisc shall inf Supervisc should re cast the resolution interests previous Supervisc whether matter is resolution
24	Information on the personal, actual and organisational		§5 item 4

PKN ORLEN SA
SEC File
82-5036

	connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*confirms t the abov available internal p*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*In accord the Supe members Board m regarding members, or remune*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accord the Super Supervisc procedure Managem appropria acquisitio dominant with such is relevan*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remuner does not Company all memb individual in the Co*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.	**Yes**	*The Cons to the pub with §11 i Board the operate w Committe Nominatic Goveman The Cons the rules committe the Audit two indep qualificati finance.*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*In accord Supervisc Board me convening the meeti when thos*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision		*In accord Supervisc*

PKN ORLEN SA
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	should submit to the Supervisory Board detailed reports on the performance of his task.	Yes	*delegated perform Supervisc the perfor enable t approve t for the supervisic*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	Yes	*Implemen of the Members in their de resolution*
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	Yes	*The Mana strategy operation effectiven system. Company plans are Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	Yes	*When Managem in accorda shareholo knowledg*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	Yes	*In accord the Ma transactio whose in Members take parti conducted*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	Yes	*In accord the Mar Managem full loyalt undertakir personally receiving possibility the Comp Board sh to the consideri advantage managem third part Board ar Company*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	Yes	*Members ORLEN's shareholo Company contribute*

PKN ORLEN SA
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37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	Yes	To date ti a Manage in the Mi item 7 of the memb inform th interest in of the pos
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	Yes	The Nor tasks ar strategic opinions managem matters, i. of person build the Committe (a) initia regarding Managem (b) givir Managem Company effectiven the Comp (c) perioc on settin Managem managem interests, (d) perioo Managem managem Board me incentives Board su contracts execution (e) prese regarding implemen assignme (f) asses managem
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	Yes	The aggr Managem remunera Board, is
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	Yes	The Cons the Mana in which and the Board pa Managem Company
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted	PKN ORLEN SA SEC File 82-5036	The Superv for the impa

	tasks.	Yes	well as of tr
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	Yes	The Compa auditors are
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	Yes	Pursuant t auditors ar accordance Supervisory the entity a into accoun
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	Yes	The Compa and not a subsidiaries
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	Yes	Having re shareholder utmost care privileged s
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	Yes	The Com availability the share information interest. Tl financial st available a website.
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	Yes	PKN ORL procedures reliable and
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	Yes	The Manag utmost car market of a such mann Manageme Warsaw St

RESOLUTION NO. 38

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding disposal or lease-out of the organised part of the enterprise

§ 1

Pursuant to Art. 393 § 3 of the Code of Commercial Companies and § 7 par. 7 pt 7 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A approves:

I. 1. disposal or lease-out of the organised part of the enterprise in whole or in part, which comprises a developed land property located in Plock at 33 3-go Maja Street and 35 3-go Maja Street, which comprises the right of perpetual usufruct for land being the parcel No. 375/4 of the area of 3995 m^2, for which the District Court of Plock maintains the Land and Mortgage Register No. 301 and the ownership of the following structures:

a) a hotel and restaurant building in Plock, at 33 3-go Maja Street with usable floor space of 2852 m^2 and added gastronomic premises (restaurant and café) with total usable floor space of 329.62 m^2, which is an object of property separate from the land;

b) a hotel building in Plock, at 35 3-go Maja Street with usable floor space of 2897 m^2, which is an object of property separate from the land.

1. Disposal or lease-out of the organised part of the enterprise referred to in point I item 1 includes:

1.1. disposal of the organised part of the enterprise or its part by way of open tender, at the price not lower than the market value of the organised part of the enterprise, specified in an appraisal prepared by a certified property appraiser or

1.2. lease-out of the organised part of the enterprise or its part by way of open tender, at the rent not lower than that ensuing from an appraisal prepared by a certified property appraiser.

2. Should the transaction be not concluded on the terms specified in point I 1 item 2.1. and 2.2., in particular if there are no purchase bids for the property, disposal of the organised part of the enterprise or its part may be effected by way of another open tender at the price not lower than 75% of the real property market value specified in an appraisal prepared by a certified property appraiser.

3. Should no buyer be selected through the procedure described in point I item 3, disposal or lease-out of the organised part of the enterprise or its part may be effected upon prior determining by the Management Board of PKN ORLEN S.A. of the procedure and terms for disposal or lease-out of the property referred to in point I item 1 of the resolution.

II. disposal (including sales, exchange, in-kind contribution to a commercial company or partnership) or lease-out of the organised part of the enterprise or its part, including a developed land property located in Plock at 34 Lukasiewicza Street, indicated in the land register as parcels No. 235/1, 235/2, 235/3, of the total area of 99,123 m^2, as entered to the Land and Mortgage Register KW No. PL1P/00087065/1 and PL1P/00079472/8, maintained by the District Court of Plock, VI Department of Land and Mortgage Registers. The approved scope referred to in the previous sentence includes also donation of the organised part of the enterprise solely for the benefit of the Plock Commune or an entity with the Plock Commune as its founder or a shareholder. The transaction may be concluded on the terms negotiated by the Management Board and approved by the Supervisory Board.

PKN ORLEN SA
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III. 1. the disposal or lease-out of the following organised parts of the enterprise:

- Storage Facility No. 33 located in Gdansk at Kujawska Street, which comprises: the right of perpetual usufruct for land being the parcel No. 16 of the area of 37,287 m^2 as entered in the Land and Mortgage Register No. 69749 maintained by the District Court Gdansk-Polnoc in Gdansk, ownership of the buildings, structures, facilities, fixed assets and equipment, to SHIP SERVICE S.A. with registered office in Szczecin;
- Storage Facility No. 33 located in Gdansk at Sztutowska Street, which comprises: the right of perpetual usufruct for land being the parcels No. 129/3, 130/2, 31/6, 135/2, 140/2 of the total area of 36,594 m^2, as stated in the Land and Mortgage Register No. 40256 maintained by the District Court Gdansk-Polnoc in Gdansk, ownership of the buildings, structures, facilities, fixed assets and equipment, to Grupa LOTOS S.A. with registered office in Gdansk

on terms as agreed by the parties, upon prior approval by the Management Board, with regard to the principles of market value of disposal or lease-out of the aforementioned property.

2. Should the transaction not be concluded with the entities referred to in point III item 1 of this Resolution on the terms approved by the Management Board of the Company, disposal of Storage Facility No. 33 located in Gdansk at Kujawska Street and Storage Facility No. 33 located in Gdansk at Sztutowska Street shall take place by way of open tender at the price not lower than net book value disclosed in balance sheet together with off balance sheet value of the land for each respective property. Should there be no purchase bids, disposal by way of another tender shall be allowed at the price not lower than 75% of net book value disclosed in balance sheet together with off balance sheet value of the land.

3. Should no buyer be selected through the procedure described in point III item 2, the sale may be effected upon prior determining of the price and procedure by the Management Board.

4. Should the transaction not be concluded with the entities indicated in point III item 1 of this Resolution on the terms specified herein, the Storage Facility No. 33 located in Gdansk at Kujawska Street and Storage Facility No. 33 located in Gdansk at Sztutowska Street may be leased-out by way of open tender, provided that the monthly rent is not lower than the rate specified in the appraisal study prepared by a certified property appraiser. The assets indicated in § 1 of this Resolution may be leased-out to companies within ORLEN Capital Group and employee-owned companies in accordance with the current Instructions for managing separate property.

5. At the same time, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. repeals the Resolution No. 46 of the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. dated 29 June 2005 regarding disposal or lease-out of the organised part of the enterprise.

IV. 1. disposal of the following organised parts of the enterprise:

- Petrol Station No. 1174 Barwice,
- Petrol Station No. 1179 Malechowo,
- Petrol Station No. 553 Sierakow,
- Petrol Station No. 947 Baborow,
- Petrol Station No. 1202 Branice,
- Petrol Station No. 1004 Kozy,
- Petrol Station No. 1538 Miedzna,
- Petrol Station No. 1543 Jednorozec,
- Petrol Station No. 290 Boguszow-Gorce,
- Petrol Station No. 2705 Chelm.

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2. Disposal of the organised parts of the enterprise referred to in point IV item 1 may be effected by way of open tender without setting a starting price.

3. Should no buyer be selected through the procedure described in point IV item 2, disposal may be effected upon prior determining of the price and procedure by the Management Board.

4. At the same time, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. amends the Resolution No. 31 of the Ordinary General Meeting of the Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 14 May 2001 regarding sale and lease-out of the Company's organised parts of the enterprise taking into account the approved amendments put forward by a shareholder – Nafta Polska SA, by removing from § 1:

- point 34 which now reads: 1174 Barwice (station No. and place),
- point 36 which now reads: 1179 Malechowo,
- point 54 which now reads: 553 Sierakow,
- point 58 which now reads: 947 Baborow,
- point 63 which now reads: 1202 Branice,
- point 103 which now reads: 1004 Kozy,
- point 175 which now reads: 1538 Miedzna,
- point 176 which now reads: 1543 Jednorozec,
- point 177 which now reads: 290 Boguszow-Gorce,
- point 209 which now reads: 2705 Chelm.

V. disposal for the benefit of the State Treasury – General Directorate for National Roads and Motorways (Generalna Dyrekcja Drog Krajowych i Autostrad) of the right of perpetual usufruct for the real property with attached buildings of a petrol station No. 492, located in Lowicz at Warszawska Street, indicated in the land register as parcels No. 1660/1 and 1660/2, of the total area of 749 m^2, as entered in the Land and Mortgage Register No. 25184, maintained by the District Court in Lowicz, for the price of PLN 5,085,000.00 (in words: five million and eighty-five thousand PLN) + VAT.

VI. disposal for the benefit of the State Treasury – General Directorate for National Roads and Motorways (Generalna Dyrekcja Drog Krajowych i Autostrad) of the right of perpetual usufruct for the real property with attached buildings of petrol station No. 4034, located in Stobiecko Szlacheckie, Ladzice commune, indicated in the land register as parcels No. 111/4, 111/5 and 111/6, of the total area of 4037 m2, for which the District Court in Radomsko maintains the Land and Mortgage Register No. 71761, for the price of PLN 6,109,000.00 (in words: six million one hundred and nine thousand PLN) + VAT.

VII. disposal for the benefit of the State Treasury – General Directorate for National Roads and Motorways (Generalna Dyrekcja Drog Krajowych i Autostrad) of the right of perpetual usufruct for the real property with attached buildings of petrol station No. 1356, located in Slostowice, Gomunice commune, indicated in the land register as parcel No. 321, of the area of 1.1821 ha, as entered in the Land and Mortgage Register No. 37292, maintained by the District Court in Radomsko, for the price of PLN 5,134,000.00 (in words: five million and one hundred and thirty-four thousand PLN) + VAT.

§ 2

This Resolution comes into force as of the date of its adoption.

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RESOLUTION NO. 39

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the establishment of the number of members of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 14 par. 1 of the Constitution of the General Meeting of Polski Koncern Naftowy ORLEN S.A., the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides that the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. shall consist of 9 persons.

§ 2

This Resolution comes into force as of the date of its adoption.

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RESOLUTION NO. 40

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the appointment of the Chairperson of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 4 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Ms. Malgorzata Izabela Slepowronska as the Chairperson of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 41

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Raimondo Eggink to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. as a Member fulfilling the independency criteria, set forth in § 8 par. 5 of the Company Articles of Association.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 42

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Jerzy Woznicki to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. as a Member fulfilling the independency criteria, set forth in § 8 par. 5 of the Company Articles of Association.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 43

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Robert Czapla to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 44

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 31 May 2007

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Marek Drac-Taton to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 45

**OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.**

dated 31 May 2007

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Zbigniew Macioszek to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 46

OF THE ORDINARY GENERAL MEETING
OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Ms. Agata Janina Mikolajczyk to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

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RESOLUTION NO. 47

OF THE ORDINARY GENERAL MEETING OF POLSKI KONCERN NAFTOWY ORLEN S.A.

dated 31 May 2007

regarding the appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Pursuant to § 8 par. 2 pt 2 of the Company's Articles of Association, the Ordinary General Meeting of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr. Krzysztof Rajczewski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 2

This Resolution comes into force as of the date of its adoption.

The Resolution was adopted by way of secret ballot.

---

[1] The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

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PKN ORLEN S.A.
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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Integration Strategy with MN
Released	09:48 04-Jun-07
Number	6967X

SEC MAIL PROCESSING RECEIVED
JUN 7 2007
WASH. D.C. 160 SECTION

Regulatory announcement no 33/2007 dated 4 June 2007
Correction of Regulatory announcement no 33/2007 dated 4 June 2007 regarding the Value Creation Program for Mazeikiu Nafta

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that in the Regulatory announcement no 33/2007 dated 4 June 2007 regarding the Value Creation Program for the PKN ORLEN Lithuanian subsidiary Mazeikiu Nafta ("MN") an editorial error appeared. There was provided the wrong amount of Capex planned for MN:

There is:
"Capex planned for MN in the years 2007-2012 amounts to USD 1.6 million."

Should be:
"Capex planned for MN in the years 2007-2012 amounts to USD 1.6 billion."

There is:
"The breakdown of the targeted MN capex in 2007-2012, amounting to USD 1.6 million, is divided between certain stages of realisation of the VCP as follows:"

Should be:
"The breakdown of the targeted MN capex in 2007-2012, amounting to USD 1.6 billion, is divided between certain stages of realisation of the VCP as follows:"

The correct text of the Regulatory announcement no 33/2007 dated 4 June 2007 is as follows:

„Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces the Value Creation Program ("VCP") for its Lithuanian subsidiary AB Mazeikiu Nafta ("MN").

In accordance with the assumptions of the VCP, the targeted EBITDA of MN, under a variable macro scenario, in 2012 amounts to USD 700 million, (compared to USD 727 million under a constant macro scenario). Capex planned for MN in the years 2007-2012 amounts to USD 1.6 billion.

The VCP will be realized through the following three phases:

1. Restoring of the production capacity of MN ("Restoring of the production capacity"), following the fire (that happened at MN on 12 October 2006) and the crude supply disruption via pipeline (that started on 29 July 2006).
   This phase towards restoring of the production capacity will be realised through:
   - Restoring the vaccum column, that has been out of order for 20 years, at the Bitumen Unit, what allowed to decrease production of heating oil;
   - Restoring the Visbreaking Unit, damaged after the fire, what allowed to come back to the regime of full conversion;
   - Starting the deliveries of VGO (vaccum gas oil) for the full utilization of FCC (fluid catalytic cracker);
   - Restoring the Vacuum Distillation Unit by the end of 2007;
   - Securing crude oil deliveries
     - Crude oil imports by sea utilizing the infrastructure of MN in Butinge and joint crude oil sourcing with PKN ORLEN
     - Engaging with relevant parties to attempt to restore the restoration of deliveries by pipeline.

2. Operational Efficiency Improvement across all MN business segments ("Operational Efficiency Improvement"). PKN ORLEN has already started to implement Phase 2 which, among others, includes:
   - Implementing operational improvement initiatives identified in the VCP in all business and functional areas
   - MN retail network expansion in the Baltics

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- Establishing MN independent seaborne trading activities
- Implementation of segment-based management in MN.

3. Value growth through a modernization and New Investment Program ("New Investment Program"). Preparation for the New Investment Program has started and during 2007, is expected to involve detailed front-end engineering and planning. The implementation will be continued in 2008 with the majority of works completed by the end of 2011. The New Investment Program will be realised mainly through:
   - Increasing the MN refinery conversion ratio:
     - Hydrocracker
     - Vacuum flasher
     - Propylene splitter
   - Investments to comply with European Union regulations.

Increase of the EBITDA level of MN till 2012 in comparison to 2007, amounting to USD 650 million under the constant macro scenario, will consist of effects of the certain VCP phases, in the following breakdown:
1. Restoring of the production capacity: USD 200 million
2. Operational Efficiency Improvement: USD 250 million
3. New Investment Program: USD 200 million

The breakdown of the targeted MN capex in 2007-2012, amounting to USD 1.6 billion, is divided between certain stages of realisation of the VCP as follows:
1. Restoring of the production capacity: USD 300 million
2. Operational Efficiency Improvement: USD 550 million
3. New Investment Program: USD 750 million

PKN ORLEN currently holds 89.88% of the votes at the General Meeting of MN. The Government of the Republic of Lithuania holds 9.98% of the votes at the General Meeting of MN. As PKN ORLEN and the Government of the Republic of Lithuania jointly hold shares of MN entitling them to exercise more than 95% of the votes at the General Meeting of MN, in accordance to the Lithuanian law, they have realised the squeeze-out of MN minority shareholders. The first stage of the squeeze-out process of the remaining minority shareholders of MN was commenced by PKN ORLEN, jointly with the Government of the Republic of Lithuania, on 14 February 2007 and completed on 21 May 2007. Pursuant to the agreement between PKN ORLEN and the Government of the Republic of Lithuania, all shares acquired from minority shareholders during the squeeze-out process are being purchased by PKN ORLEN. On 23 May 2007, PKN ORLEN filed a petition with a Lithuanian court requesting the issuance of an order pursuant to which all shares in MN held by minority shareholders will be transferred to PKN ORLEN.

Macro assumptions:
Constant assumptions: assumes the reference macro-environment of 2004: Brent price USD 38.3/bbl, Brent-Ural differential USD 4.1/bbl, Rotterdam refining margin USD 5.6/bbl, PLN/EUR 4.52, PLN/USD 3.65
Variable assumptions:
a) Brent-Ural differential: 2007E: 3.5, 2008E: 3.3, 2009E: 3.3, 2010E-12E: 3.0
b) Rotterdam refining margin: 2007E 5.26, 2008E: 4.86, 2009E: 4.95, 2010E: 5.03, 2011E: 4.97, 2012E: 5.10
c) PLN/USD: 2007E 2.85, 2008E: 2.84, 2009E: 2.85, 2010E: 2.87, 2011E: 2.87, 2012E: 2.84

See also: Regulatory announcement no 83/2006 dated 14 December 2006, no 84/2006 dated 14 December 2006, no 85/2006 dated 15 December 2006, no 4/2007 dated 15 January 2007."

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©2007 London Stock Exchange plc. All rights reserved

PKN ORLEN SA
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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Shareholders List at OGM
Released	08:13 04-Jun-07
Number	6932X

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"). Central Europe's largest downstream oil company hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on 31 May 2007.

No	Shareholder	Number of shares registered at OGM	Number of votes	Shareholder votes at OGM dated 31 May 2007 (%)	Shareholder votes in total number of votes (%)
1	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00-838 Warszawa	15 500 000	15 500 000	7,87%	3,62%
2	ING NATIONALE - NEDERLANDEN POLSKA OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00-406 Warszawa	14 000 000	14 000 000	7,11%	3,27%
3	NAFTA POLSKA SPÓLKA AKCYJNA ul. Jasna 12 00-013 Warszawa	74 076 299	74 076 299	37,60%	17,32%
4	State Tresury represented by the Minister of State Treasury ul. Krucza 36/Wspólna 6 00-522 Warszawa	43 633 897	43 633 897	22,15%	10,20%
5	THE BANK OF NEW YORK 101 Barclay Street, 22 ND Floor, NY 10286 New York USA	13 417 384	13 417 384	6,81%	3,14%

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©2007 London Stock Exchange plc. All rights reserved

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PKN ORLEN SA
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